Fossil Group, Inc.

901 S. Central Expressway

Richardson, Texas 75080

December 29, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fossil Group, Inc.
Registration Statement on Form S-3 Filed November 13, 2025 File No. 333-291513

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Fossil Group, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement to 4:00 p.m., Eastern Time, on December 31, 2025, or as soon thereafter as practicable, or to such other time as the Company or its outside counsel, Akin Gump Strauss Hauer & Feld LLP, request by telephone that such Registration Statement be declared effective.

Please contact Garrett A. DeVries or John P. Clayton of Akin Gump Strauss Hauer & Feld LLP at (214) 969-2891 or (214) 969-2701, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

FOSSIL GROUP, INC.

/s/ Randy S. Hyne
Randy S. Hyne
Chief Legal Officer and Secretary

cc:	Garrett A. DeVries, Akin Gump Strauss Hauer & Feld LLP John P. Clayton, Akin Gump Strauss Hauer & Feld LLP